Exhibit 99.1

Ciba Specialty Chemicals Inc.	Ciba Spezialitätenchemie AG	Ciba Spécialiteés Chimiques SA
Switzerland	Schweiz	Suisse

May 3, 2007
Basel, Switzerland

News Release:  First quarter results 2007

Ciba improves profitability in first quarter
●	Continued sales growth across all segments
●	Profitability improving
●	Operational Agenda taking effect
●	Decisive measures taken in Water & Paper Treatment
●	Outlook for 2007 confirmed

Financial highlights (in millions of Swiss francs, except per share data and percentages)

1st quarter to 1st quarter comparisons (unaudited)
	Excluding restructuring, impairment and other charges				Incl. restructuring, impairment and other charges
			Change in %				Change in %
Three months ended March 31,	2007	2006	CHF	LC(a)	2007	2006	CHF
Net sales	1 659	1 619	+3	+3
Gross profit	476	468	+2
Operating income (EBIT)	134	108	+23		131	82	+59
Operating income (EBIT) margin(d)	8.1%	6.7%
Income from continuing operations	79	53	+50		77	36	+118
Earnings per share from continuing operations(e)	1.16	0.79	+48		1.14	0.53	+115

1st quarter to 1st quarter comparisons including discontinued operations and restructuring, impairment and other charges)
			Change in %
Three months ended March 31,	2007	2006	CHF
Income from continuing operations	77	36	+118
Income (loss) from discontinued operations, net of tax (c)	(1)	1
Net income	76	37	+106
Income per share (e)	1.13	0.55	+103

In addition, please see consolidated financial highlights and notes to news release at the end of this document.

Armin Meyer, Chairman of the Board and Chief Executive Officer, comments: “The year has started off well, with good sales growth across the business and improvements in profitability, particularly net income.  We will continue to streamline our operations and drive profitable growth with our strong, focused portfolio and market-leading positions in Plastic Additives, Coating Effects and Water & Paper Treatment.”

Brendan Cummins, Chief Operating Officer, comments:  “Results are starting to come through from the Operational Agenda program and we are on track to achieve an improvement of CHF 400-500 million in the cost structure of the Company by 2009.  We are also making good progress implementing new processes and tools to facilitate profitable growth across all businesses.”

“In the Water & Paper Treatment Segment, decisive measures are being taken to address profitability levels and a new business model for paper chemicals is being introduced.  Overall, we see good progress being made in cost containment throughout the Company and this is resulting in improved profitability.”

FIRST QUARTER OVERVIEW

Sales growth across all segments

Sales of CHF 1.66 billion were 3 percent higher in Swiss francs and local currencies than the first quarter of 2006 (2006: CHF 1.62 billion).  Growth in Europe was good, particularly in Germany and Eastern Europe; and Asia was very strong, with China continuing to show double-digit growth.  Sales in the US were lower, with weakness in the construction, paper and automotive industries affecting demand; however, the decorative coatings and industrial paints markets showed good growth.  Central and South America also achieved good sales growth.

Volumes were up 4 percent overall, with sales prices slightly lower than the first quarter of 2006.  Currency impact for the first quarter of 2007 was negligible.

In Plastic Additives, sales increased to CHF 553 million, up 3 percent in Swiss francs and 4 percent in local currencies, with strong demand in Asia and particularly good growth in the Home & Personal Care business.  Coating Effects sales increased 2 percent in Swiss francs and 3 percent in local currencies to CHF 469 million, with growth coming from Europe and Asia.  Sales in Water & Paper Treatment were 2 percent higher in both Swiss francs and local currencies at CHF 637 million, again with growth driven from Europe and Asia.

Further improvements in profitability

Gross profit for the quarter improved 2 percent to CHF 476 million (2006: CHF 468 million).  Selling, general and administrative expenses were 15.7 percent of sales (2006: 16.8 percent), reflecting productivity improvements and cost containment measures throughout the organization.

Operating income before restructuring(b) was CHF 134 million, 23 percent higher than the first quarter of 2006 (2006: CHF 108 million).  This increase is mainly as a result of savings from the efficiency program “Shape”, as well as an increased contribution from the improved product mix in Coating Effects and high-growth products such as UV filters for personal care.  As a percentage of sales, operating income margin before restructuring increased to 8.1 percent (2006: 6.7 percent) for the quarter.

Operating income margin before restructuring in Plastic Additives and Coating Effects, improved to 15.7 percent (2006: 13.9 percent) and 13.0 percent (2006: 11.4 percent), respectively.  In Water & Paper Treatment, operating income margin before restructuring increased to 2.4 percent (2006: 1.9 percent).  Action is being taken in the paper business, in particular, to significantly improve profitability levels.  A new approach to the paper chemicals business has been introduced to better align with the market.  This has involved the creation of three distinct business areas – Coatings, Papermaking Effects and Specialties – each with a different value proposition and market focus.  As a result, Paper Chemicals is restructuring its marketing, sales and R&D operations and consolidating some areas of production.

Income from continuing operations before restructuring was CHF 79 million (2006: CHF 53 million) for the first quarter.  In 2006, the Textile Effects and Masterbatch businesses were divested and the associated results were reported under discontinued operations.  Including discontinued operations, net income increased to CHF 76 million (2006: CHF 37 million).

OPERATIONAL AGENDA ON TRACK

The Operational Agenda is a program designed to generate profitable growth and improve the effectiveness and efficiency of the organization.  The program comprises a number of initiatives spanning marketing and sales and innovation to drive growth, as well as measures to improve the Company’s cost structure with a more streamlined infrastructure, lean manufacturing and harmonized systems.

All the Operational Agenda initiatives are well on track and the final one to officially start, the Innovation Initiative, was launched during the quarter.  Significant existing innovation potential has been identified in the core businesses, as well as additional opportunities to build and expand on market positions for new businesses.

Overall, 160 positions were reduced as part of the Operational Agenda in the first quarter and CHF 3 million of restructuring costs were incurred.  A further 43 positions were also reduced as part of the completion of Project Shape.

Along with the Company strategy, which was refined in 2006, the Operational Agenda targets a 3 to 4 percent average annual sales growth rate in local currencies, with a CHF 400-500 million improvement in cost structure by 2009.   As a result of the program, operating income margin is expected to increase by 1 percent of sales per year in 2007 and 2008, with an accelerated improvement thereafter.  Free cash flow is also expected to increase substantially from 2008.  Costs for the program are estimated to be CHF 250-300 million between 2006 and 2009, and around 2,500 fewer positions should be required by 2009.  CHF 16 million of restructuring costs were incurred in 2006 for the Operational Agenda.

OUTLOOK FOR 2007 CONFIRMED

Business conditions in 2007 are expected to remain similar to those in 2006, with raw material costs remaining stable at a high level.

Sales for 2007 are expected to increase over 2006 levels in local currencies.  Before restructuring charges, operating income margin is expected to increase by 1 percent and net income in Swiss francs, as well as free cash flow are both expected to be above 2006.

***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products.  We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service.  We create effects that improve the quality of life – adding performance, protection, color and strength to plastics, paper, automobiles, buildings, home and personal care products and much more.  Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets.  In 2006, the Company’s continued operations generated sales of CHF 6.4 billion and invested over CHF 270 million in R&D.

Virtual news kit: www.cibasc.com/media
●	News release in full
●	Photos Ciba

Financial calendar
●	August 16, 2007: half year 2007 financial results
●	November 6, 2007: third quarter 2007 financial results

For further information please contact:

Media:	Tel. +41 61 636 4444	Fax +41 61 636 3019

Investor Relations:	Tel. +41 61 636 5081	Fax +41 61 636 5111

Ciba Specialty Chemicals
Three month report 2007

Consolidated financial highlights (unaudited)
(in millions of Swiss francs, except per share data)

Statements of income	Excluding restructuring, impairment and other charges		Including restructuring, impairment and other charges
Three months ended March 31,	2007	2006	2007	2006
Net sales	1 659	1 619	1 659	1 619
Gross profit	476	468	478	468
Restructuring, impairment and other charges(b)			(3)	(26)
Operating income	134	108	131	82
Financial expense, net	(27)	(37)	(27)	(37)
Income from continuing operations before income taxes and minority interest	107	71	104	45
Provision for income taxes	(27)	(20)	(26)	(11)
Minority interest	(1)	2	(1)	2
Income from continuing operations	79	53	77	36
Earnings per share from continuing operations(e)	1.16	0.79	1.14	0.53

Income (loss) from discontinued operations, net of tax(c)			(1)	1
Income (loss) from discontinued operations(e)			(0.01)	0.02

Net income			76	37
Net income per share(e)			1.13	0.55

Condensed business segment data (unaudited)
(in millions of Swiss francs, except percentages)

			Change in %
Three months ended March 31,	2007	2006	CHF	LC(a)	Three months ended March 31,	2007	2006
Net sales					Depreciation and amortization
Plastic Additives	553	536	+3	+4	Plastic Additives	23	24
Coating Effects	469	459	+2	+3	Coating Effects	26	27
Water & Paper Treatment	637	624	+2	+2	Water & Paper Treatment	37	38
					Corporate	1	2
Total	1 659	1 619	+3	+3	Total	87	91

Operating income (EBIT) before restructuring, impairment and other charges				Operating income (EBIT) margin(d) before restructuring, impairment and other charges
Plastic Additives	87	75	+16	Plastic Additives	15.7%	13.9%
Coating Effects	61	52	+17	Coating Effects	13.0%	11.4%
Water & Paper Treatment	15	12	+30	Water & Paper Treatment	2.4%	1.9%
Corporate and other expenses	(29)	(31)
Total	134	108	+23	Total	8.1%	6.7%

Exchange rates of principal currencies to CHF (unaudited)
			Statement of income average rates		Balance sheet period-end rates
Three months ended March 31,			2007	2006	2007	2006
1	U.S. dollar	(USD)	1.23	1.30	1.21	1.31
1	British pound	(GBP)	2.41	2.27	2.38	2.28
1	Euro	(EUR)	1.62	1.56	1.62	1.57
100	Japanese yen	(JPY)	1.03	1.11	1.03	1.11

Reconciliation tables (unaudited)
(in millions of Swiss francs, except per share data and percentages)

Operating income (EBIT)	Three months ended March 31,
	2007	2006
Excluding restructuring, impairment and other charges	134	108
Restructuring, impairment and other charges	(3)	(26)
Including restructuring, impairment and other charges	131	82

Income from continuing operations before income taxes and minority interest
	2007	2006
Excluding restructuring, impairment and other charges	107	71
Restructuring, impairment and other charges	(3)	(26)
Including restructuring, impairment and other charges	104	45

Restructuring, impairment and other charges
	2007	2006
Before income taxes	(3)	(26)
Income tax benefit from restructuring, impairment and other charges	1	9
Net of income taxes	(2)	(17)

Provision for income taxes
	2007	2006
Excluding tax benefit from restructuring, impairment and other charges	(27)	(20)
Income tax benefit from restructuring, impairment and other charges	1	9
Including tax benefit from restructuring, impairment and other charges	(26)	(11)

Income from continuing operations
	2007	2006
Excluding restructuring, impairment and other charges, net of tax	79	53
Restructuring, impairment and other charges, net of tax	(2)	(17)
Including restructuring, impairment and other charges, net of tax	77	36

Earnings per share from continuing operations
	2007	2006
Excluding restructuring, impairment and other charges, net of tax	1.16	0.79
Restructuring, impairment and other charges, net of tax	(0.02)	(0.26)
Including restructuring, impairment and other charges, net of tax	1.14	0.53

Plastic Additives Segment operating income			Margin (d)
	2007	2006	2007	2006
Excluding restructuring, impairment and other charges	87	75	15.7%	13.9%
Restructuring, impairment and other charges	(1)	0	-0.1%	0.0%
Including restructuring, impairment and other charges	86	75	15.6%	13.9%

Coating Effects Segment operating income			Margin (d)
	2007	2006	2007	2006
Excluding restructuring, impairment and other charges	61	52	13.0%	11.4%
Restructuring, impairment and other charges	0	0	0.0%	0.0%
Including restructuring, impairment and other charges	61	52	13.0%	11.4%

Water & Paper Treatment Segment operating income			Margin (d)
	2007	2006	2007	2006
Excluding restructuring, impairment and other charges	15	12	2.4%	1.9%
Restructuring, impairment and other charges	(1)	0	-0.2%	0.0%
Including restructuring, impairment and other charges	14	12	2.2%	1.9%

Corporate and other expenses included operating income
	2007	2006
Excluding restructuring, impairment and other charges	(29)	(31)
Restructuring, impairment and other charges	(1)	(26)
Including restructuring, impairment and other charges	(30)	(57)

Notes to news release:

(a)
Change in percent in local currencies (LC) reflects the percent change in (i) 2007 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2006 and (ii) 2006 results, as reported.

(b)
Restructuring, impairment and other charges (also referred to in this announcement as “restructuring”) included in income from continuing operations include charges incurred in connection with the Operational Agenda (2007 only) and Project Shape, each of which is described in the Company’s 2006 annual report. The charges that are not allocated to the segments because they apply principally to the Company as a whole are included in Corporate.

(c)
Loss from discontinued operations, net of tax, in 2007 consists of costs incurred by the Company attributable to the Textile Effects and Masterbatch businesses that were disposed of in June and November 2006, respectively. Income from discontinued operations, net of tax, in 2006 consists of the results of operations, net of tax, of the Textile Effects and Masterbatch businesses reduced by CHF 10 million of restructuring and separation costs incurred during the 1st quarter of 2006 in connection with the Textile Effects disposal.

(d)	Operating income margin is operating income expressed as a percentage of net sales.
(e)	Earnings per share, basic and diluted

Forward-looking statements

Forward-looking statements and information contained in this announcement are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.